Exhibit 99.1

Catalyst Paper cuts loss despite weak markets

RICHMOND, BC, May 6, 2013 /CNW/ - Catalyst Paper (TSX: CYT) posted a net loss of $9.8 million ($0.89 per common share) in the first quarter of 2013. The loss was $11.6 million before specific items. Improvement over the final quarter of 2012 - when the company recorded a loss of $35.2 million ($1.55 per common share) and $15.7 million before specific items - was driven by increased prices for pulp, and lower maintenance costs.

Adjusted earnings before interest, tax, depreciation and amortization (EBITDA) in the first quarter were $11.2 million, up from $7.2 million in the final quarter of 2012. Adjusted EBITDA was not impacted by restructuring costs in either quarter.

"The Chinese economic rebound has driven pulp shipments and prices up," said Catalyst President and CEO Kevin J. Clarke. "But we had much tougher conditions on the paper side of the business, with a 10% drop in North American demand for newsprint and a 15% decrease in directory paper. Labour costs also tipped up due to unforeseen maintenance requirements. The fact that we improved EBITDA indicates how much better positioned we are after last year's restructuring."

Quarter Highlights

Catalyst listed new shares on the Toronto Stock Exchange on January 7, 2013 under the symbol CYT. A small shareholder selling program began on that date and ended on February 28.

Net income in the quarter was boosted by the completion of two asset sales. The court-approved sale of Snowflake mill assets and shares of the Apache Railway closed on January 30 for US$13.5 million and other non-monetary consideration. Sale of Catalyst's 50% interest in Powell River Energy Inc. (PREI) completed on March 20 for $33.0 million. Catalyst continues to purchase electricity generated by PREI.

Approximately $12.7 million of net proceeds from the PREI sale were distributed to unsecured creditors who elected cash rather than shares in settlement of their claims. These were the last outstanding creditor claims under the plan of arrangement through which Catalyst exited creditor protection in 2012.

On March 25, Catalyst offered to purchase US$20.0 million of its floating rate senior secured exit notes, at par plus accrued and unpaid interest, using proceeds from the PREI sale. Holders of US$15.6 million in notes accepted this now-expired offer. We are in discussions with certain holders of the remaining exit notes with a view to obtaining a waiver of the terms of the indenture governing the exit notes to permit the company to repurchase our PIK Toggle Senior Secured Notes due 2017 while exit notes are outstanding.

Two new products were launched this quarter. Marathon Lite is a low basis weight newsprint which has attracted strong interest among Latin American newspaper publishers. Ascent is a coated three grade and now the highest-value paper Catalyst produces. Ascent will be rolled out over the balance of the year, with a particular focus on the commercial printing segment.

Liquidity was up by $42.9 million from the prior quarter due to an increase in the borrowing base, a decrease in the amount drawn on the asset based loan facility, and an increase in restricted cash.

British Columbia reverted on April 1 from a harmonized sales tax to a provincial sales tax, adding approximately $12 million in direct annualized costs, $8 million related to purchased electricity.

Subsequent to quarter-end, Catalyst announced Kevin J. Clarke's decision to step down as president and CEO at mid-year and a search for his successor is underway.

Market Conditions

Benchmark prices and North American demand were down for all paper grades. Demand for lightweight coated declined by 5.3% while remaining flat for uncoated mechanical. Directory demand was down 15.3% and newsprint demand fell by 10.2%. Our newsprint sales volumes were up over a year ago in part due to customer interest in Marathon Lite, while sales volumes for our specialty grades declined in the quarter. Lower sales volumes for paper were partly due to a production shortfall resulting from certain unforeseen maintenance events in the quarter.

The Northern Bleached Softwood Kraft (NBSK) pulp markets continued to recover in the first quarter as improved demand from Western Europe and North America helped offset a slowdown in China. Global demand slipped by 1.6% from a strong first quarter in 2012, but increased from fourth quarter shipments.  Benchmark pulp prices continued to improve moderately during the quarter, although excess inventory build-up in China was observed.

Selected Highlights

(In millions of dollars, except where otherwise stated)	2013	2012
	Q1	Total	Q4	Q3	Q2	Q1
Sales [2]	$ 247.1	$ 1,058.2	$ 260.5	$ 265.7	$ 264.8	$ 267.2
Operating earnings (loss) [2]	(1.2)	19.1	(5.7)	5.9	9.3	9.6
Depreciation and amortization [2]	12.4	36.3	12.9	7.9	7.7	7.8
Adjusted EBITDA [1,2]	11.2	55.4	7.2	13.8	17.0	17.4
- before restructuring costs [1,2]	11.2	60.7	7.2	14.0	16.9	22.6
Net earnings (loss) attributable to the company	(9.8)	583.2	(35.2)	655.7	(11.7)	(25.6)
- before specific items [1]	(11.6)	(37.8)	(15.7)	(7.5)	(5.0)	(9.6)
Total assets	832.0	978.8	978.8	1,040.1	730.7	743.8
Total liabilities	725.5	856.2	856.2	887.3	1,384.6	1,383.7
Adjusted EBITDA margin [1,2]	4.5%	5.2%	2.8%	5.2%	6.4%	6.5%
- before restructuring costs [1,2]	4.5%	5.7%	2.8%	5.3%	6.4%	8.5%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars) - basic and diluted from continuing operations [3]	$ (0.89)	$ 41.65	$ (1.55)	$ 1.73	$ (0.03)	$ (0.07)
- basic and diluted from discontinued operations [3]	0.21	(1.15)	(0.89)	(0.01)	-	-
- before specific items [3]	(0.80)	(2.62)	(1.09)	(0.02)	(0.01)	(0.03)
(In thousands of tonnes)
Sales [2]	329.6	1,401.4	347.6	356.6	346.4	350.8
Production [2]	336.3	1,388.6	333.3	353.4	352.4	349.5

1	Refer to section 6, Non-GAAP measures in Management's Discussion and Analysis (MD&A) for the three months ended March 31, 2013.
2	Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in our interim consolidated financial statements for the three months ended March 31, 2013.
3	Earnings per share data for periods ending on and subsequent to September 30, 2012 were based on our weighted average common shares issued pursuant to our reorganization under CCAA. Earnings per share data for periods prior to September 30, 2012 were based on our weighted average common shares outstanding prior to emergence from the CCAA proceedings. These shares were cancelled on September 13, 2012.

Outlook

The current outlook for global growth has improved, reflecting modest recovery in China and the United States during the first quarter. The Canadian dollar is expected to weaken slightly going forward.

Further demand decline is foreseen for coated mechanical grades, while demand for uncoated grades will likely increase slightly, although with the potential for downward pressure on operating rates resulting from the restart of uncoated capacity in the fourth quarter of 2012. Specialty paper prices are expected to remain under pressure in the second quarter before rebounding in the second half of 2013.

Further demand contraction and price weakness is foreseen for newsprint, while continued improvement is expected for NBSK markets.

Second quarter maintenance costs will be impacted by a total mill outage at Crofton. The number one paper machine at that operation will remain indefinitely curtailed. Capital spending is expected to be approximately $25 million for the year, but will be managed to balance cash flow.

Further Quarterly Results Materials

This release, along with the full annual Management Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2012 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 19:14e 06-MAY-13